

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 6, 2009

via U.S. mail and facsimile

Ian G. Cockwell, President and Chief Executive Officer
Brookfield Homes Corporation
8500 Executive Park Avenue, Suite 300
Fairfax, Virginia 22031

> **Re: Brookfield Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 19, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 1-31524**

Dear Mr. Cockwell:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748.

                                    Sincerely,

                                    Terence O'Brien
                                    Accounting Branch Chief